March 10, 2020

W. Troy Rudd
Executive Vice President and Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

       Re: AECOM
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 13, 2019
           File No. 000-52423

Dear Mr. Rudd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Charles Szorgot